Exhibit 1

Lipman Electronic Engineering Ltd

April 21st, 2004

To:	To:
The Securities Exchange Authority	Tel Aviv Stock Exchange
22 Canfey Nesharim St.	54 Ehad Ha'am St.
Jerusalem 95464	Tel-Aviv 65202

Re: Immediate Report - Lipman Electronic Engineering ID # 52-003894-4

Lipman Electronic Engineering Ltd (hereinafter: the "Company"), hereby files an immediate report in furtherance of the Company's immediate report, dated as of March 30, 2004.

1.	On April 21, 2004 at 17:00 p.m., the Company held a Special Meeting of Shareholders whereby the Company submitted to its Shareholders a proposal to change the Company's securities reporting obligations from reporting in conformity with the Israeli Securities Act - 1968 (hereinafter-the "Securities Act") to reporting in conformity with the U.S. Securities Exchange Act of 1934, as amended, pursuant to Section 35 (xxxii) of the Securities Act.

2.	10,072,548 shareholders comprising 77.8% of the outstanding shares (not including treasury stock), participated in the meeting. 9,391,907 shareholders voted for the proposal. Out of the shareholders who voted for the proposal 3,447,554 shareholders comprising 34.2% of the participating shareholders were controlling shareholders under Israeli law and 5,994,353 shareholders were non controlling shareholders under Israeli law.

590,689 shareholders voted against the proposal comprising 5.9% of the shareholders participating in the meeting. 89,952 shareholders abstained, comprising 0.9% of the shareholders participating in the meeting.

3.	The proposal was therefore approved by the majority of the Company's shareholders, who voted in person or by proxy at the meeting, other than the controlling shareholders.

4.	The change in reporting obligations shall take place and be effective on April 22, 2004.
Respectfully submitted, Hana Reller , Secretary Lipman Electronic Engineering Ltd